UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders, customers and employees and the market in general, in accordance with Article 33, item XXXII and Exhibit F of Securities and Exchange Commission (“CVM”) Resolution No. 80/22 and Related-Party Transactions Policy of the Company (“Internal Policy”), that, on 01.04.2023, together with Banco do Brasil S.A. ("BB”), entered into an amendment to the Operating Agreement that both have with Livelo S.A. ("Livelo").

The information referring to the Transaction, provided in the aforementioned CVM Resolution, are listed in the chart below:

Transaction
Related-Party´s Name	Livelo
Relation between the Related-Party and the Company	Bradesco indirectly holds 50.01% of Livelo, through its indirect stake in Elo Participações Ltda., which holds 100% of Livelo.
Transaction´s Subject and Main Terms and Conditions

The Operating Agreement ("Agreement") establishes the applicable conditions to the transfer of obligations to Livelo, resulting from Bradesco Cartões Rewards Program and Membership Rewards Program managed by Bradesco and from Pontos pra Você Program, managed by BB (jointly “Programs of the Banks”).

The Agreement provides Livelo as the main receiver of the points generated in the Programs of the Banks scope, and the consequent assumption of the responsibility, before the customers holders of the points, by the management of its own rewards program (“Livelo Program”).

The respective amendment only updated the operational and pricing models. Livelo has commercial Independence on the management of Livelo Program and on the conducting business, being responsible, exclusively, by the choice of the partners and taking decisions regarding to the operations, according to the governance structure and Livelo ranges.

Duration: until May/2026, automatically extendable for equal and successive periods of five (5) years.

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The Transaction obtained the applicable internals approvals and met the relevant norms of Internal Policy standards.
Detailed justification of the reasons why the issuer's Management considers that the Transaction observed commutative conditions or provides for adequate compensatory payment	The Company´s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since was carried out in the best interest of the Company, observing Market Conditions, good governance practices, conduct, ethics and transparency, according to the Internal Policy.

The documents referring to the Transaction are filed at the Company´s headquarters.

Cidade de Deus, Osasco, SP, January 12, 2023

Banco Bradesco S.A.

Carlos Wagner Firetti

Department and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 12, 2023

BANCO BRADESCO S.A.

By:	/S/Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.